                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                   --------------


                                     FORM 8-A


                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                              HILTON HOTELS CORPORATION
--------------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)

Delaware                                       36-2058176
----------------------------------------  --------------------------------------
(State of incorporation or organization)  (IRS Employer Identification No.)

9336 Civic Center Drive, Beverly Hills, California  90210
--------------------------------------------------  ----------------------------
(Address of principal executive offices)            (Zip Code)


     If this form relates to the      If this form relates to the registration
     registration of a class of       of a class of securities pursuant to
     securities pursuant to           Section 12(g) of the Exchange Act and is
     Section 12(b) of the             pursuant to General Instruction A(d)
     Exchange Act and is              please check the following box.
     effective pursuant to            / /
     General Instruction A(c)
     please check the following
     box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class              Name of each exchange on which
     to be so registered              each class is to be registered
     -------------------              ------------------------------

Preferred Share Purchase Rights       New York Stock Exchange
                                      Pacific Stock Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act:

                                         None
--------------------------------------------------------------------------------
                                   (Title of Class)

Item 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED.

                    PREFERRED SHARE PURCHASE RIGHTS

          On July 9, 1998 the Board of Directors of Hilton Hotels Corporation (the "Company") adopted a Preferred Share Purchase Rights Plan to replace its existing rights plan which expires on July 27, 1998.

          In connection with the Rights Plan, the Board of Directors of the Company declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of common stock, par value $2.50 per share (the "Common Shares"), of the Company outstanding at the close of business on July 27, 1998 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until July 27, 2008 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth (1/100th) of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $140 per one one-hundredth (1/100th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price").

          Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. Barron Hilton and The Conrad N. Hilton Fund will not be deemed "Acquiring Persons" under the Rights Plan.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

          Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. These Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

          At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Common Shares having an aggregate value equal to the difference between the value of the Common Shares issuable upon exercise of the Rights and the Purchase Price payable upon such exercise.

          The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the 10th day following the first date of public announcement that an Acquiring Person has become such, and may under certain circumstances redeem the Rights after a person has become an Acquiring Person. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The Rights will expire at the close of business on July 27, 2008 (unless earlier redeemed, exchanged or terminated). ChaseMellon Shareholder Services, L.L.C. is the Rights Agent.

          The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

          Any of the provisions of the Rights Agreement dated as of July 9, 1998 between the Company and the Rights Agent (the "Rights Agreement") may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

          One Right will be distributed to stockholders of the Company for each Common Share owned of record by them on July 27, 1998. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 3,000,000 Preferred Shares initially for issuance upon exercise of the Rights.

          The Rights are designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

          The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement which is attached as an exhibit to this Form 8-A.

Item 2.                  Exhibits
                         --------
                         1.   Rights Agreement, dated as of July 9, 1998 between Hilton
                              Hotels Corporation and ChaseMellon Shareholder Services,
                              L.L.C., as Rights Agent, which includes the form of
                              Certificate of Designations of the Series A Junior
                              Participating Preferred Stock of Hilton Hotels Corporation
                              as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as
                              Exhibit C.

                         2.   Press Release of Hilton Hotels Corporation, dated July 10,
                              1998.


                                      SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                              HILTON HOTELS CORPORATION

Dated:  July 10, 1998         By  /s/ Thomas E. Gallagher
                                  -----------------------
                                  Thomas E. Gallagher
                                  Executive Vice President and General Counsel

                                   EXHIBIT INDEX

1.   Rights Agreement, dated as of July 9, 1998 between Hilton Hotels
     Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations of the Series A
     Junior Participating Preferred Stock of Hilton Hotels Corporation as
     Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

2.   Press Release of Hilton Hotels Corporation, dated July 10, 1998.
